UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Comera Life Sciences Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

20037C108

(CUSIP Number)

May 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20037C108
1.	Names of Reporting Persons Purchase Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,445,448 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,445,448 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,448 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.17% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	All of the securities of Comera Life Sciences Holdings, Inc. (the “Issuer”) beneficially owned by Purchase Capital LLC (“Purchase Capital”) may be deemed to be beneficially owned by Nicholas J. Singer as the Managing Partner of Purchase Capital. In connection with the consummation of OTR Acquisition Corp.’s (“OTR”) business combination with the Issuer, on May 19, 2022, Purchase Capital’s ownership interests in OTR were exchanged for 421,759 shares of the Issuer’s common stock (“Shares”) and warrants to purchase 762,634 Shares (“Warrants”), representing 5.97% of the total number of Shares outstanding as of such date. On August 11, 2023, OTR Acquisition Sponsor LLC made a pro rata distribution of Shares to its members, including a distribution of 261,055 Shares to PC SPAC Holdings LLC, of which Purchase Capital is the Sole Member and may be deemed to beneficially own the Shares held by PC SPAC Holdings LLC. As of the date of this Schedule 13G, 1,445,448 Shares (including 762,634 Shares issuable upon exercise of Warrants) are beneficially owned by Purchase Capital, representing 5.17% of the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2023.

CUSIP No. 20037C108
1.	Names of Reporting Persons Nicholas J. Singer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,445,448 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,445,448 (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,448 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.17% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	As the Managing Partner of Purchase Capital, Nicholas J. Singer has sole voting power and sole dispositive power over all of the Shares held by Purchase Capital and may be deemed to be the beneficial owner of all of the Shares beneficially owned by Purchase Capital. As of May 19, 2022, Nicholas J. Singer may be deemed to beneficially own 1,184,393 Shares (including 762,634 Shares issuable upon exercise of Warrants), representing 5.97% of the total number of Shares outstanding as of such date. As of the date of this Schedule 13G, Nicholas J. Singer may be deemed to beneficially own 1,445,448 Shares (including 762,634 Shares issuable upon exercise of Warrants), representing 5.17% of the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2023.

Item 1.

	(a)	Name of Issuer Comera Life Sciences Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 12 Gill Street, Suite 4650 Woburn, Massachusetts 01801

Item 2.

	(a)	Name of Person Filing Nicholas J. Singer, Purchase Capital LLC (together, “Reporting Persons”) (1)

	(b)	Address of Principal Business Office or, if none, Residence: Reporting Persons – 1395 Brickell Avenue, Suite 800, Miami, FL 33131

	(c)	Citizenship Nicholas J. Singer is a United States citizen Purchase Capital LLC is organized under the laws of the State of Delaware

	(d)	Title of Class of Securities Common Stock, par value $0.0001

	(e)	CUSIP Number 20037C108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover page.

	(b)	Percent of class: See the responses to Item 11 on the attached cover page.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover page.

		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover page.

		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover page.

		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover page.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023

PURCHASE CAPITAL LLC

By:	/s/ Nicholas J. Singer
Nicholas J. Singer
Managing Partner

NICHOLAS J. SINGER

/s/ Nicholas J. Singer